CONTANGO OIL & GAS COMPANY

3700 BUFFALO SPEEDWAY, STE. 960

HOUSTON, TEXAS 77098

TEL. (713) 960-1901

FAX. (713) 960-1065

VIA EDGAR

August 14, 2007

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Contango Oil & Gas Company
Registration Statement on Form S-3
Filed July 10, 2007
File No. 333-144459

Dear Mr. Schwall:

We respectfully submit this response addressing your comments received in your facsimile dated August 7, 2007 regarding the above referenced filing. For your convenience, set forth below are your numbered comments in bold followed by our responses.

Form S-3 filed July 10, 2007

General

1.	We note that there are outstanding accounting comments relating to your Form 10-K for the fiscal year ended June 30, 2006. We will not be in the position to accelerate the effectiveness of the registration statement until all accounting matters have been resolved.

After discussion with Mr. Karl Hiller regarding the draft Form 10-K/A for the fiscal year ended June 30, 2006 and the draft Form 10-Q/A for the fiscal quarter ended March 31, 2007 which were previously submitted to him for review, we filed the Form 10-K/A and Form 10-Q/A incorporating his comments on August 10, 2007.

2.	When preparing future filings, you can avoid receiving similar comments from the staff by giving effect to all related comments we previously issued to you. In that regard, we remind you that on September 1, 2005, the staff issued comments relating to a pending registration statement that you had filed on August 2, 2005. On September 19, 2005, in response to comment 1 from the staff’s letter, you filed an amendment to that registration statement to remove from the Form S-3 certain of the shares issuable upon conversion of your Series D convertible preferred stock.

When preparing future filings, we will give effect to all related comments previously issued to us.

3.	The transaction you seek to register includes the resale of common shares issuable upon conversion of your Series E preferred stock, including some shares that you may issue in lieu of cash dividends. The portion of the proposed transaction involving the in-lieu-of shares does not appear to satisfy any of the general “transaction requirements” of general instruction I.B of Form S-3. Please remove from the registration statement all shares you may issue in lieu of cash dividends.

We have amended the registration statement to remove all references to shares we may issue in lieu of cash dividends.

Exhibit 5.1

4.	We note that in issuing the opinion, counsel “assumed (i) the reservation and continued availability of a sufficient number of authorized but unissued shares of common stock to satisfy the rights of the holders of the Series E Preferred Stock upon the conversion thereof.” Given the assumption, it is unclear whether the securities being registered for resale would be validly issued when issued. Please obtain and file a new opinion that excludes the inappropriate assumption.

We have obtained and filed a new opinion that excludes the inappropriate assumption you discuss above.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak

Kenneth R. Peak

Chairman, Chief Executive Officer and Chief Financial Officer